Exhibit 99.1

Jaguar Mining Inc. Announces AGM Results and NYSE Delisting

TSX: JAG

TORONTO, June 11, 2013 /CNW/ - Jaguar Mining Inc. ("Jaguar" or the "Company") (TSX: JAG) is pleased to announce that shareholders voted in favor of all resolutions considered before the Annual and Special Meeting (the "AGM") held on June 10, 2013 in Toronto, Ontario, Canada, namely:

•	receipt of the consolidated financial statements of the Company for its financial year ended December 31, 2012, together with the auditor's report thereon;
•	election of the following seven directors for the ensuing year:

		Outcome of Vote	Votes For	Votes Withheld
1)	George Bee	Carried	12,010,788 (88.27%)	1,596,017 (11.73%)

2)	Richard D. Falconer	Carried	12,560,283 (92.31%)	1,046,523 (7.69%)

3)	Frederick W. Hermann	Carried	12,693,536 (93.29%)	913,269 (6.71%)

4)	Luis R. Miraglia	Carried	12,867,996 (94.57%)	738,809 (5.43%)

5)	David M. Petroff	Carried	12,830,414 (94.29%)	776,391 (5.71%)

6)	Edward V. Reeser	Carried	11,906,676 (87.51%)	1,700,130 (12.49%)

7)	Derrick Weyrauch	Carried	12,578,850 (92.45%)	1,027,956 (7.55%)
•	reappointment of KMPG, Chartered Accountants, as the auditors of the Company;
•	approval, ratification and confirmation of an amendment to By-Law Number 2 of the Company to add an advance notice requirement for nominations of directors by shareholders in certain circumstances; and
•	approval, ratification and confirmation of the Shareholder Rights Plan Agreement of the Company.

Three of the directors for the previous year, Andrew C. Burns, Gilmour Clausen and Anthony Griffiths did not stand for re-election for the upcoming year and, accordingly, are no longer members of the Board of Directors effective June 10, 2013.  Mr. Falconer, Chair of the Board of Directors wishes to thank Mr. Burns, Mr. Clausen and Mr. Griffiths for their extensive and dedicated service and wishes each of them the best of fortune with all future endeavors.

NYSE Delisting

On June 3, 2013, NYSE Regulations, Inc. ("NYSE Regulation") commenced proceedings to delist the common shares ("Common Shares") of the Company from the New York Stock Exchange ("NYSE") and trading in the Company's Common Shares was suspended prior to the opening on Friday, June 7, 2013.  NYSE Regulation reached its decision to delist the Common Shares in view of the fact that the Company's Common Shares had fallen below the NYSE's continued listing standard for an average closing price of less than $1.00 over a consecutive 30 trading day period.  The Company has no intention to appeal the NYSE Regulation staff's decision as the Company continues to focus on its turnaround and restructuring plan for a long-term financial solution.  The Company's Common Shares will continue to be listed for trading on the Toronto Stock Exchange ("TSX") after the delisting from the NYSE, and shareholders in the United States can continue to trade their shares using the facilities of the TSX.  Shareholders should consult a qualified financial advisor before acting on any information contained herein.

About Jaguar Mining

Jaguar is a junior gold producer in Brazil with operations in a prolific greenstone belt in the state of Minas Gerais and owns the Gurupi Project in Northern Brazil in the state of Maranhão. The Company also owns additional mineral resources at its approximate 210,000-hectare land base in Brazil. Additional information is available on the Company's website at www.jaguarmining.com.

Forward-Looking Statements

Some statements in this news release contain forward-looking information (the "forward-looking statements") about the Company and its expectations concerning future events. The Company undertakes no obligation to update any of these forward-looking statements, except as may be required by the applicable securities laws of Canada and/or the United States. Although the Company believes that these expectations are based on reasonable assumptions, based on the knowledge of its business and the experience of management, there can be no assurance that actual results will not differ materially from expectations. Any forward looking statements herein speak only as of the date of this news release and may not come to pass.  Readers are cautioned not to place undue reliance on any forward-looking statements. Actual results could differ significantly as a result of various factors. The above news release states that the Company's Common Shares will be delisted from trading on the NYSE and that such event is expected to occur within a specified time frame. However, unforeseen events may occur that may result in a delay or prevent the occurrence of the delisting. Forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that may or may not occur in the future. It is not possible to predict or identify all factors that could possibly cause actual results to differ materially from expected and historical results.

Neither the NYSE nor the TSX accept responsibility for the adequacy or the accuracy of this release.

SOURCE: Jaguar Mining Inc.

%CIK: 0001333849

For further information:

Company Contact

Douglas Willock
Chief Financial Officer
(647) 494-5524
douglas.willock@jaguarmining.com.br

CO: Jaguar Mining Inc.

CNW 17:53e 11-JUN-13